United States securities and exchange commission logo





                          April 2, 2024

       Larry Goldman
       Chief Financial Officer
       Lightbridge Corporation
       11710 Plaza America Drive, Suite 2000
       Reston, VA 20190

                                                        Re: Lightbridge
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2024
                                                            File No. 333-278388

       Dear Larry Goldman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Brandon Kinnard